Under Armour, Inc.

1020 Hull Street

Baltimore, Maryland 21230

April 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Under Armour, Inc.—Application for Withdrawal of Registration Statement on Form S-3ASR (File No. 333-263030)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3ASR filed with the Securities and Exchange Commission (the “Commission”) by Under Armour, Inc. (the “Registrant”), on February 25, 2022 (File No. 333-263030) (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement, together with all exhibits thereto.

The Registrant was not eligible to use an automatic shelf registration statement on Form S-3ASR at the time the Registration Statement was filed, and, as a result, the Registrant believes that the withdrawal of the Registration Statement is consistent with the standards contemplated by Rule 477(a) of the Securities Act. The Registrant confirms that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

We appreciate your assistance, and should you have any questions regarding the foregoing application for withdrawal of the Registration Statement, please contact our counsel, Mark Hayek of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8890 at your convenience.

Sincerely,

UNDER ARMOUR, INC.

By:	/s/ John P. Stanton
Name:	John P. Stanton
Title:	Executive Vice President, General Counsel & Secretary

cc:	Mark Hayek

Fried, Frank, Harris, Shriver & Jacobson LLP